UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                   IPEC HOLDINGS INC. (fka GOLDEN HOLE, INC.)
                                (Name of Issuer)

                         COMMON STOCK, $0.001 PAR VALUE
                         (Title of Class of Securities)

                                   46262M 10 7
                                 (CUSIP Number)


             FAY M. MATSUKAGE, ESQ., 455 SHERMAN STREET, SUITE 300,
                         DENVER, CO 80203, 303-777-3737
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                               and Communications)

                                FEBRUARY 10, 2003
             (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

     NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

     * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 46262M 10 7                                               PAGE 2 OF 4


                                  SCHEDULE 13D

   1         NAME OF REPORTING PERSON       GREGORY F. MARTINI

             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (Entities Only)


   2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a) [ ]
             (See Instructions)                                         (b) [x]

   3         SEC USE ONLY

   4         SOURCE OF FUNDS (See Instructions)
             OO

   5         CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEMS 2(d) OR 2(e)                                          [ ]

   6         CITIZENSHIP OR PLACE OF ORGANIZATION
             UNITED STATES

  NUMBER OF            7                SOLE VOTING POWER
   SHARES                               4,263,266
BENEFICIALLY           8                SHARED VOTING POWER
  OWNED BY                              0
    EACH               9                SOLE DISPOSITIVE POWER
  REPORTING                             4,263,266
 PERSON WITH           10               SHARED DISPOSITIVE POWER
                                        0

   11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
             PERSON
             4,263,266

   12        CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES (See Instructions)                                      [ ]

   13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
             42.7%

   14        TYPE OF REPORTING PERSON*
             IN

INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7             2 OF 4
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

CUSIP NO. 46262M 10 7                                               PAGE 3 OF 4

ITEM 1.  SECURITY AND ISSUER.

Common shares

IPEC Holdings Inc. (fka Golden Hole, Inc.)
RD #3, Box 7-A
Northgate Industrial Park
New Castle, Pennsylvania 16105

ITEM 2.  IDENTITY AND BACKGROUND.

(a)      Name:  Gregory F. Martini

(b)      Residence or business address: 10826 Omaha Trace, Union, Kentucky 41091

(c)      Present  principal  occupation:  businessman  -  President  of   Intram
         Investment Corporation, a private corporation which renders investment advice to individuals and firms.

(d)      Convictions in the last 5 years:  None

(e)      Securities law violations in the last 5 years:  None

(f)      Citizenship:  United States

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The shares are held of record by Plymouth Partners, LP. Intram Investment Corporation, the general partner of Plymouth Partners, LP, is owned and controlled by Gregory F. Martini. Plymouth Partners, LP issued interests in the limited partnership in exchange for the 4,263,266 shares of IPEC Holdings Inc.

ITEM 4.  PURPOSE OF TRANSACTION.

The shares have been acquired for investment. As of the date of this report, Mr. Martini does not have any plans or proposals which would relate to or would result in any of the items listed in Item 4 of Schedule 13D.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

(a)      Aggregate number of shares: 4,263,266 shares of common stock; 42.7%

(b) Number of shares with sole voting and dispositive power: 4,263,266 shares of common stock; 42.7%

(c)      Transactions effected during the past 60 days:

         Gregory F. Martini effected the following over-the-counter transactions in the Issuer's common stock during the past 60 days:

          DATE       NUMBER OF SHARES     PRICE PER SHARE        TRANSACTION

        02/06/03          1,000                3.05                  Buy
        01/31/03            200                2.25                  Sell
        01/31/03            800                2.25                  Sell

CUSIP NO. 46262M 10 7                                               PAGE 4 OF 4

          DATE       NUMBER OF SHARES     PRICE PER SHARE        TRANSACTION

        01/30/03            200                4.00                  Buy
        01/22/03          1,000                5.00                  Sell
        01/22/03          1,600                5.00                  Sell
        01/16/03            600                5.00                  Sell
        01/13/03            500                5.00                  Sell
        12/18/02            500                6.00                  Buy
        12/17/02          1,000                5.25                  Buy
        12/17/02            500                5.75                  Buy
        12/12/02            500                5.00                  Sell
        12/06/02            500                5.00                  Sell
        12/03/02            500                5.25                  Buy
        12/02/02            500                5.10                  Buy
        12/02/02          2,500                5.25                  Buy

      Plymouth Partners, LP effected the following over-the-counter transactions in the Issuer's common stock during the past 60 days:

          DATE       NUMBER OF SHARES     PRICE PER SHARE        TRANSACTION

        01/31/03          2,500                3.25                  Buy
        12/04/02          1,500                5.00                  Buy

      On February 1, 2003, Plymouth Partners LP exchanged 352,375 shares of the Issuer's common stock, valued at $2.19 per share, for the return of interest in the limited partnership.

(d) The limited partners of Plymouth Partners, LP would indirectly have the right to receive the dividends from, or the proceeds from the sale of, the shares of IPEC Holdings Inc. to the extent set forth in the agreement of limited partnership of Plymouth Partners, LP.

(e) Mr. Martini is the beneficial owner of more than 5% of the class of securities.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

None.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

None.

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



February 20, 2003                        /s/ GREGORY F. MARTINI
-------------------                     ---------------------------------------
                                        Gregory F. Martini